EXHIBIT 99.1

December 17, 2018

AVINO ANNOUNCES DRILLING INTO THE 27 VEIN EXTENSION TARGET AT THE BRALORNE GOLD MINE

INTERCEPTS 29.5 G/T GOLD OVER 0.88 METRES; PROVIDES UPDATE ON EXPLORATION PROGRESS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; GV6: FSE; "Avino" or "the Company") is pleased to announce initial results from the drilling campaign at the Bralorne Gold Mine located near Gold Bridge, British Columbia, and an update on its 2018 - 2019 strategic exploration objectives. The drill results comprise three drill holes from a total of six, targeting the potential up-dip extension of the 27 Vein Extension Target. The Company is using the gross proceeds of CDN $6,000,000 raised from the Flow-Through share offering which closed on April 27, 2018 to fund the exploration work. The news release dated April 27, 2018 describing the offering may be viewed on the Avino website or under the Company’s profile on SEDAR (www.sedar.com) and was also filed with the SEC on Form 6-K.

“We are very pleased with the initial assay results received from the drilling of the 27 Vein Extension Target, which has confirmed the vein continuity up dip from the area of historic production, and we look forward to receiving additional assays and continued success from the drill program,” said David Wolfin, Avino’s President and CEO. “We are equally thrilled to be providing a comprehensive update on the progress of the exploration strategy.”

Drilling Campaign – 27 Vein Extension Target Initial Results

The first ten holes of the program have now been completed. Drilling commenced with the 27 Vein Extension target and six deep holes were committed from this first phase to test the up-dip extension of this vein. Five of the six holes successfully intersected the 27 Vein at predicted depths, with one hole (SB-2018-2015) being abandoned before reaching target depth due to adverse ground conditions.

Historic drifting and drill testing of the 27 vein up-dip from the productive historic stoping was extremely limited, therefore it was considered a prime target for the initial drilling of Phase One.

Results from three of the six holes into the 27 Vein are reported below, with assays still pending for the remaining holes. Drilling shown on the following links: Figure 1: 27 Vein Plan View and Figure 2: 27 Vein Section (Looking SW) intersected the vein between 180 and 420 m up dip of the historic stoping. Drill holes were spaced 100 – 200 metres apart.

Since the completion of the phase one holes into the 27 Vein target, the drill has completed an additional four holes into the Ned’s Vein target, 700 metres along strike to the south west of the Peter Vein. Assay results from these holes are still pending.

Avino Silver & Gold Mines Ltd. – December 17, 2018

Avino Announces Drilling Into the 27 Vein Extension Target at the Bralorne Gold Mine Intercepts 29.5 G/T Gold Over 0.88 Metres;

Provides Update on Exploration Progress

Table 1: Summary of drilling from the 27 Vein Extension Target

Hole Number	Description	Intersection (m)	Length (m)	True Width (m)	Au (g/t)
SB-2018-014A	27 Vein - Banded quartz vein with visible gold	835.05 – 836.20	1.15	0.88	29.56
SB-2018-016	New vein in hanging wall - Banded quartz vein	385.00 – 388.00	3.00	2.30	3.240
SB-2018-016	27 Vein - Banded quartz vein	571.55 – 572.57	1.02	0.96	2.306
SB-2018-017	New vein in hanging wall - Banded quartz vein	251.83 – 252.56	0.73	0.32	7.864
SB-2018-017	27 Vein - Massive quartz vein	505.78 – 506.49	0.71	0.36	4.207

Assays from the first hole (SB-2018-014A) in to the 27 vein extension target returned an intercept of 29.56 g/t gold over 0.88 m true width. This intercept is considered to represent the up-dip extension of the 27 vein and is a 330 metre step out above the top of historic stoping. (Figures 1 and 2).

Hole SB-2018-015 had to be abandoned due to difficult ground conditions prior to reaching target depth.

Assays from selected intervals from holes SB-2018-016 and SB-2018-017 have now been received. Two additional holes (SB-2018-018 & SB-2018-019) have been completed and both intersected the 27 Vein – those assays are pending.

All holes were designed to test vertical and lateral continuity of the 27 Vein up dip from the known area of historic production. New drilling has confirmed vein continuity up dip in this area and initial assay results are very encouraging.

This initial drilling campaign to date has effectively delineated an ‘exploration target’ with a strike length of approximately 150 meters and dip extent of approximately 290 meters.

Flow-through funds for this campaign are available are to be used by December, 2019. This allows for the continued utilization of expert structural consultants, geochemical and geophysical exploration methods designed to further delineate targets prior to drilling.

An estimated CDN $4.4 million will be spent on approximately 24,000 metres of diamond drilling and is planned in two phases, as described below:

•	Phase One Drilling, Q4 2018 through Q2 2019 – Focused on testing underexplored portions of known veins

•	Phase Two Drilling, Q2 to Q4 2019 – Targeting new discoveries in unexplored portions of the property

Avino Silver & Gold Mines Ltd. – December 17, 2018

Avino Announces Drilling Into the 27 Vein Extension Target at the Bralorne Gold Mine Intercepts 29.5 G/T Gold Over 0.88 Metres;

Provides Update on Exploration Progress

Exploration Strategy Update

The exploration strategy comprises:

1.	Comprehensive Structural Modelling and Geological Mapping
2.	Airborne and Ground Geophysics Surveys
3.	Focused Geochemical Sampling; and
4.	24,000 metre Drilling Campaign

Structural Modelling and Geological Mapping

A team of expert structural geoscientists returned to the project in September 2018 to complete the second phase of the detailed structural review which took approximately one month. This builds on the first phase that was completed in July 2018 which evaluated existing data along with an in-depth site analysis. The objective of the study was to create an updated, detailed surface geological map, a complete 3D geological model, and a structural model identifying veining along with target recommendations. Final results and report on phase two of the study have been completed and received. A huge volume of historical geological data has recently been compiled from a catalogue of 13,000 historic plans. This newly digitized dataset, which now includes in excess of 20,000 historic drift assays, was integrated with the newly acquired detailed airborne geophysical and LiDAR datasets to define a detailed structural framework that was not previously available. The improved understanding of the lithological complexity and structural fabric of the area has formed an integral component for targeting exploration drilling. The third phase is expected to commence in May, 2019.

Airborne and Ground Geophysics Surveys and LiDAR

High-resolution LiDAR topographic surveying and modern airborne and ground geophysical surveys were conducted in the third quarter of 2018 and results have been received. Both surveys proved extremely valuable in the newly completed detailed structural analysis and will be leveraged to define new drill targets.

The geophysical component of the program comprised:

AIRBORNE GEOPHYSICS

•	Magnetic Survey - Used to map bedrock geology and fault structures
•	Radiometric Survey - Used to map alteration and target Cobalt-Gold mineralization
•	Helicopter flown survey lines at 100 metre and 50 metre spacing
•	Coverage of entire Bralorne Gold Mines property - 988.5 survey line kilometers covering 50.9 km2
•	LiDAR - which produces a high resolution topographic map that models the ground in detail

GROUND GEOPHYSICS

•	2D Seismic Reflection – Trial survey to test the method’s ability to detect steeply dipping quartz veins
•	Results from three lines received
•	Survey data has successfully imaged reflectors coincident with known veins
•	Results to be incorporated into new exploration targeting

Geochemical Sampling

A property-wide stream sediment geochemical sampling program was completed in the third quarter of 2018. Previous systematic geochemical sampling on the property was restricted to a basic suite of elements and excluded Cobalt and related pathfinder elements. Results from this first pass survey have been received and did not return geochemical signatures indicative of Little Gem (Blackstone Minerals - ASX:BSX) style Cobalt-Gold mineralization.

Avino Silver & Gold Mines Ltd. – December 17, 2018

Avino Announces Drilling Into the 27 Vein Extension Target at the Bralorne Gold Mine Intercepts 29.5 G/T Gold Over 0.88 Metres;

Provides Update on Exploration Progress

Environmental Update

In October 2018, the Company received a Permit Amendment of the Effluent Permit. This amendment now encompasses a broader scope for water management at the site, including greater volumes and waste disposal for the Best-Available-Technology (BAT) Water Treatment Plant. Monitoring and reporting requirements are also more streamlined so will be more cost-effective for the environmental program.

The Reclamation planning is now fairly complete, with all required documentation in place.

The Company is pleased to announce that pursuant to discussions with the Ministry of Energy, Mines, and Petroleum Resources (“EMPR”) regarding reclamation security, non-collateralized surety bonding has been secured to cover current, and future security requirements. The bond has freed up cash previously held by the Ministry, and will serve to cover future contributions to security, as laid out in the permitting requirements. Aon Risk Solutions, acting as insurance broker for the Company, was the responsible broker for negotiating the terms of the Surety.

A pilot-scale bioreactor was trialed in 2018 for passive water treatment. Arsenic was removed from mine-water at simulated flowrates and retention times. Although arsenic was removed, permit limits were not reached and more benchscale testing is planned. A joint research project with UBC-Okanagan is in progress. The Company is pleased to be at the leading edge of this new passive water treatment technology.

Community Update

Avino remains committed to meaningful engagement and collaboration with the communities in which it operates.

We are very pleased to announce that Charles Daley, the Corporate Social Responsibility Coordinator for Avino and Community Engagement Consultant for Blackstone Minerals has been named as the Chair of the BRVCA (Bridge River Valley Community Association) Economic Development Committee. Charles is an active member of the Integrated Social Responsibility Committee for the Association for Mineral Exploration BC (AMEBC) and an advisory council member for the Center of Training Excellence in Mining (CTEM); Charles also represents Avino on Bralorne Gold Mines’ Environmental Monitoring board.

The BRVCA’s Economic Development Committee is important for Avino’s long term plans at Bralorne as it is focused on issues that are of critical importance for the viability of a larger, sustainable future operation. The committee is currently working on initiatives including: improving infrastructure, access improvements, affordable housing, school sustainability, resident and business attraction/retention as well as relationship building and collaboration with the St’at’imc First Nation, the Squamish Lillooet Regional District, BC Provincial Government and other proponents in the area.

Qualified Person(s)

Avino’s Bralorne Gold Mine project is under the supervision of Fred Sveinson, B.A., B.Sc., P.Eng, Senior Mining Advisor, who is a qualified person within the context of National Instrument 43-101, and Mr. Garth Kirkham, P. Geo., Principal of Kirkham Geosystems Ltd., who is an “independent qualified person”, as defined by Section 1.5 of NI 43-101. Both have reviewed and approved the technical data in this news release.

Avino Silver & Gold Mines Ltd. – December 17, 2018

Avino Announces Drilling Into the 27 Vein Extension Target at the Bralorne Gold Mine Intercepts 29.5 G/T Gold Over 0.88 Metres;

Provides Update on Exploration Progress

About Avino

Avino is a silver and gold producer with a diversified portfolio of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently evaluating the potential economics of possible future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

_______________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018 prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties as set forth in our regulatory filings in Canada and the U.S.. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling, and such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Figure 2. 27 Vein Section (looking SW)
Pioneer main vein behind
+5000
+4000
+3000
+2000
+1000
SB-2018-018 Assays pending
SB-2018-019 Assays pending
SB-2018-017
SB-2018-014A
SB-2018-016
SB-2018-015 Did not reach target / Assays Pending
Pioneer Main Vein – Historic stoping
SB-2018-017
0.36 m true width
at 4.207 g/t Au
SB-2018-014A
0.88 m true width
at 29.56 g/t Au
SB-2018-016
0.96 m true width
at 2.306 g/t Au
27 Vein – Historic stoping
0 250 500 750 1000
Scale in feet